SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
            to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                                (Amendment No. 9)

                              E COM VENTURES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of class of securities)

                                   26830k 20 5
                                 (CUSIP Number)

                           Geoffrey Etherington, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0237
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                February 6, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box:
[___].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Glenn H. Nussdorf

2.  Check the Appropriate Box if a Member of a Group                    (a)  [ ]
                                                                        (b)  [X]

3.  SEC Use Only

4.  Source of Funds

PF

5.  Check Box if Disclosure  of Legal  Proceedings  is Required  Pursuant to
Items 2(d) or 2(e)                                                           [ ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   285,590
Shares
Beneficially
Owned By                   8.        Shared Voting Power           720,954(1)(2)
Each
Reporting
Person With                9         Sole Dispositive Power              285,590

                          10         Shared Dispositive Power      720,954(1)(2)


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,006,544(1)(2)

12.  Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                                [ ]

13.  Percent of Class Represented by Amount in Row (11)

34.98% (1)(2)

14.  Type of Reporting Person

IN

(1) Responses to Rows 8, 10, 11 and 13 above include 720,954 shares of the Issuer's Common Stock that may be acquired by Stephen Nussdorf and Glenn Nussdorf pursuant to an Option Agreement dated as of January 30, 2004 among Ilia Lekach, IZJD Crop, Pacific Investment Group, Inc., Deborah Lekach, Stephen Nussdorf and Glenn Nussdorf executed on February 2, 2004 (the "Option Agreement"). Pursuant to the Option Agreement, Stephen Nussdorf and Glenn Nussdorf (the "Nussdorfs") have been granted a proxy to vote 720,954 shares of the Issuer's Common Stock.

(2) The total number of shares outstanding for purposes of the response to Row 13 and the shares referenced in the responses to Row 8, 10 and 11 are deemed to include 443,750 shares issuable to Mr. Lekach upon exercise of options granted to him by the Issuer.

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

Stephen L. Nussdorf

2.  Check the Appropriate Box if a Member of a Group                     (a) [ ]
                                                                         (b) [X]

3.  SEC Use Only

4.  Source of Funds

PF

5.  Check Box if Disclosure  of Legal  Proceedings  is Required  Pursuant to
Items 2(d) or 2(e)                                                           [ ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   121,600
Shares
Beneficially
Owned By                   8.        Shared Voting Power           720,954(3)(4)
Each
Reporting
Person With                9         Sole Dispositive Power              121,600

                          10         Shared Dispositive Power      720,954(3)(4)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

842,554 (3)(4)

12.  Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                                [ ]

13.  Percent of Class Represented by Amount in Row (11)

29.28% (3)(4)

14.  Type of Reporting Person

IN

(3) Responses to Rows 8, 10, 11 and 13 above include 720,954 shares of the Issuer's Common Stock that may be acquired by Stephen Nussdorf and Glenn Nussdorf pursuant to an Option Agreement dated as of January 30, 2004 among Ilia Lekach, IZJD Crop, Pacific Investment Group, Inc., Deborah Lekach, Stephen Nussdorf and Glenn Nussdorf executed on February 2, 2004 (the "Option Agreement"). Pursuant to the Option Agreement, Stephen Nussdorf and Glenn Nussdorf (the "Nussdorfs") have been granted a proxy to vote 720,954 shares of the Issuer's Common Stock.

(4) The total number of shares outstanding for purposes of the response to Row 13 and the shares referenced in the responses to Row 8, 10 and 11 are deemed to include 443,750 shares issuable to Mr. Lekach upon exercise of options granted to him by the Issuer.

This Amendment No. 9 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 11701 NW 101st Road, Miami, FL 33178.

This Amendment relates to the Schedule 13D originally filed June 19, 2003 by Glenn H. Nussdorf, as amended July 7, 2003, July 9, 2003, July 11, 2003, August 11, 2003, August 19, 2003, September 19, 2003, December 12, 2003 and February 4, 2004 by Glenn H. Nussdorf and Stephen L. Nussdorf (as amended, the "Initial Schedule 13D"). Item 4 of the Initial Schedule 13D is being amended to indicate that Stephen L. Nussdorf, Michael Katz and Paul Garfinkle have been appointed to the Board of Directors of the Issuer.

Glenn H. Nussdorf and Stephen L. Nussdorf may be considered a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although each disclaims beneficial ownership of the securities owned by the other. Except as provided herein, the Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4.  Purpose of the Transaction

Item 4 is hereby supplemented as follows:

On February 6, 2004, at the request of Stephen  Nussdorf and Glenn Nussdorf
(the "Nussdorfs"), Stephen Nussdorf, Michael Katz and Paul Garfinkle were appointed to the Board of Directors of the Issuer to fill vacancies on the Board of Directors. Mr. Katz is an officer of Model Reorg, Inc., Quality King Fragrance, Inc. and Scents of Worth, Inc., companies involved in the fragrance business that are controlled by the Nussdorfs, as well as other companies controlled by the Nussdorfs. Mr. Garfinkle is a retired partner of BDO Seidman. That firm is the outside auditor for various companies controlled by the Nussdorfs including the fragrance companies of which Mr. Katz is an officer. As a result of the appointment of Messrs. Nussdorf, Katz and Garfinkle, the Board consists of six members, three of whom were directors prior to that appointment.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 9, 2004

                                   /s/Alfred R. Paliani, attorney-in-fact
                                   ---------------------------------------------
                                   Glenn H. Nussdorf
                                   By:   Alfred R. Paliani, attorney-in -fact


                                   /s/Alfred R. Paliani, attorney-in-fact
                                   ---------------------------------------------
                                   Stephen L. Nussdorf
                                   By:   Alfred R. Paliani, attorney-in -fact